Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

RESIGNATION OF EXECUTIVE DIRECTOR AND CHANGE OF PERSON IN CHARGE OF FINANCE

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) received a resignation letter from Mr. Zhao Peng on 23 April 2020. Due to the adjustment of work arrangements, Mr. Zhao Peng tendered his resignation as an Executive Director of the Company, a member of the Strategy and Assets and Liabilities Management Committee and the person in charge of finance of the Company. The resignation took effect on the same day. Mr. Zhao Peng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Zhao Peng for his contribution to the Company during his tenure of service.

The Board further announces that Ms. Huang Xiumei has been appointed as the vice president and the person in charge of finance of the Company at the twenty-fifth meeting of the sixth session of the Board held on 23 April 2020. The qualification of Ms. Huang Xiumei is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”). The Company has designated Ms. Huang Xiumei to serve as the temporary person in charge of finance of the Company before the relevant approval from the CBIRC is obtained.

The biographical details of Ms. Huang Xiumei are set out below:

Ms. Huang Xiumei, born in June 1967, is currently the vice president, the board secretary and the person in charge of finance of China Life Pension Company Limited. From 2014 to 2016, she served as the financial controller and the general manager of the financial management department of the Company. From 2005 to 2014, Ms. Huang Xiumei held various positions at the Company’s Fujian branch, including the assistant to the general manager, the deputy general manager, the branch head, the deputy general manager (responsible for daily operations) and the general manager. From 1999 to 2005, she served as the deputy division chief of the planning and finance division, the manager of the planning and finance department and the manager of the finance department of the Company’s Fujian branch, and during the period from 2004 to 2005, she concurrently served as the deputy general manager of the Company’s Fuzhou branch. Ms. Huang Xiumei graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 23 April 2020

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie